UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission file number: 1-31349
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE THOMSON 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE THOMSON CORPORATION
Metro Center, One Station Place
Stamford, Connecticut 06902

THE THOMSON 401(K) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-15

Supplemental Schedule: *

Schedule I — Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)	16

Signatures

Exhibit 23:

Consent of Independent Registered Public Accounting Firm

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

PricewaterhouseCoopers LLP PricewaterhouseCoopers Center 300 Madison Avenue New York NY 10017 Telephone (646) 471-3000 Facsimile (813) 286-6000
Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
The Thomson 401(k) Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Thomson 401(k) Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The Plan has adopted FSP Nos. AAG INV-1 and SOP 94-4-1 as discussed in Note 2 to the financial statements.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
New York, NY
June 8, 2007

The Thomson 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	December 31,
	2006	2005
		(Note 2)
Assets
Investments, at fair value (Notes 2, 3 and 4)	$2,100,078,704	$1,733,024,383
Cash	91,308	38,750
Participant loans	39,427,108	36,213,202
Contributions receivable
Employer	12,649	2,909,900
Employee	28,598	47,475

Total receivables	41,247	2,957,375

Total assets	2,139,638,367	1,772,233,710

Liabilities
Accrued expenses	385,774	257,726

Total liabilities	385,774	257,726

Net assets available for benefits, at fair value	2,139,252,593	1,771,975,984
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	314,040	65,435

Net assets available for benefits	$2,139,566,633	$1,772,041,419

The accompanying notes are an integral part of these financial statements.

The Thomson 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Year ended
December 31, 2006
Additions to net assets
Investment income
Net appreciation in fair value of investments (Note 4)	$214,040,787
Interest and dividends	27,293,026

Total investment income	241,333,813

Contributions
Employee	148,130,702
Employer	51,770,922
Rollovers	22,203,800

Total contributions	222,105,424

Total additions to net assets	463,439,237

Deductions from net assets
Benefits paid to participants	(156,229,878)
Forfeitures utilized for plan administrative expenses (Note 1)	(816,561)
Fees charged to participants for plan administration (Note 1)	(1,832,725)

Total deductions from net assets	(158,879,164)

Net increase in net assets available for benefits before plan mergers and transfer out of Plan	304,560,073

Plan mergers (Note 1)	67,069,594
Transfer out of Plan (Note 1)	(4,104,453)

Net increase in net assets available for benefits after plan mergers and transfer out of Plan	367,525,214

Net assets available for benefits
Beginning of the year	1,772,041,419

End of year	$2,139,566,633

The accompanying notes are an integral part of these financial statements.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
1.	Description of the Plan

The following description of The Thomson 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the summary Plan description or the Plan document for more complete information.

General

The Plan is a defined contribution plan covering substantially all of the U.S. employees of Thomson Holdings Inc. and certain affiliates (collectively, the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

All full-time U.S. employees of the Company are eligible to participate in the Plan as soon as employment commences. Part-time U.S. employees are eligible to participate upon completion of one year of employment. All eligible new hires who do not affirmatively elect a deferral contribution in the Plan or do not opt out of the Plan are automatically enrolled in the Plan immediately after satisfying applicable service requirements, but not before the 30th day following the date of hire, and effective March 1, 2006, contributions to the Plan for these individuals are equal to 4% of the participant’s compensation (3% prior to March 1, 2006). These contributions are invested in the BGI LifePath Portfolio that most closely matches the participant’s target retirement year, based on the Plan’s normal retirement age of 65, unless the participant changes the way that such amounts are invested.

Participant accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, the Company’s discretionary contributions, if any, and Plan earnings, and charged with an allocation of administrative expenses as a percentage of the participant’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Contributions

In accordance with the provisions of the Plan, participants may voluntarily authorize the Company to contribute on a pre-tax, or contribute on a post-tax basis, 1/2% to 25% (up to 16% for highly compensated employees) of their eligible compensation (as defined in the Plan document) for investment in the Plan, up to the maximum allowed under the provisions of the Internal Revenue Code (“IRC”). Participants who are age 50 or older may make additional “catch-up” contributions.

Prior to March 1, 2006, the Company made matching contributions of 50% of the first 6% of eligible compensation contributed by a participant. The Company also honored other employer matching contribution provisions for plans that were merged into the Plan, up to a 100% match of the first 3% and 50% of the next 3% of the participant’s eligible compensation.

Effective March 1, 2006, the Plan was amended to provide for all eligible new hires and existing employees who are not participating in the Thomson Holdings Inc. Group Pension Plan (the “Group Pension Plan”) to receive a Company matching contribution of 100% of the first 4% of eligible compensation contributed by a participant. Existing employees who are participating in the Group Pension Plan receive a Company matching contribution of 50% of the first 6% of eligible compensation contributed by the participant. Additionally, for any Plan year, the Company may make discretionary contributions to the Plan.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Vesting of benefits

Participants are fully vested in their contributions and the earnings thereon at all times and become vested in Company contributions and the related earnings credited to their account, based upon their years of service with the Company, as shown below:

Vested
Years of service	Percentage
1	25%
2	50%
3	75%
4	100%
Employees who reach the Plan’s normal retirement age of 65, or become disabled or die while still employed by the Company are immediately vested in the value of the Company contributions credited to their accounts.

Loans to participants

Participants may borrow from their accounts for any purpose. The minimum loan amount is $500 and the maximum is 50% of the participant’s vested account balance up to the Internal Revenue Service limit of $50,000. Participants may have up to two outstanding loans at a time. Additionally, loans must be repaid by payroll deductions over a period not to exceed five years, except when the loan is used for the purchase of a primary residence, in which case the repayment period may not exceed 10 years. Some loans transferred into the Plan as a result of Plan mergers have repayment periods up to 30 years. The loans are collateralized by the balance in the participant’s account. Interest rates on loans granted in 2006 were based on the prime interest rate plus 1% on the first business day of the quarter in which the loan was made, and rates remain fixed for the duration of the loan. Outstanding loans as of December 31, 2006 have interest rates that range from 5% to 10.75%.

Payment of benefits

Upon termination of employment, a participant whose vested account balance is greater than $5,000 may elect to receive a distribution of his/her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1/2, or request a direct rollover. A participant may elect to receive the distribution as a lump-sum distribution or in monthly installments over a specified period of time, not to exceed the participant’s life expectancy. A participant whose vested account balance is greater than $1,000, but not more than $5,000, can elect to receive either a lump-sum distribution or request a direct rollover into another employer’s qualified plan or an Individual Retirement Account (“IRA”), as defined by the IRC. However, if no election is made within a 30 day period, the vested account balance will automatically be rolled over into an IRA established on behalf of the participant. A participant with a vested account balance that is $1,000 or less will be required to receive his/her account balance in cash as a lump-sum payment unless he/she elects in writing, within a 30 day period, a direct rollover into another employer’s qualified plan or an IRA. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in The Thomson Stock Fund may be distributed in cash or in common shares of The Thomson Corporation, at the election of the participant. Fractional shares are paid in cash.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Forfeited accounts

The portion of a participant’s account balance which has not yet vested will generally be forfeited upon termination of employment. At December 31, 2006 and 2005, forfeited nonvested amounts, which remain as assets in the Plan, totaled $693,895 and $605,290, respectively. Amounts forfeited by participants who have terminated employment may be applied against future Company matching contributions or Company discretionary contributions or may be used to pay Plan administrative expenses. In 2006, Company contributions were reduced by $2,210,421 from forfeited nonvested amounts. Forfeitures that have been used to pay Plan administrative expenses have been reflected as such in the accompanying financial statements.

Plan administration

A Plan administrator, appointed by the board of directors of the Company, administers the Plan in accordance with the terms and provisions of the Plan document. The Plan administrator has appointed Mercer Trust Company (“Mercer”) as the trustee and Mercer HR Outsourcing as third party administrator to manage the assets and day-to-day operations of the Plan.

Termination

The Company anticipates and believes that the Plan will continue without interruption but reserves the right to terminate, amend or modify the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the balances in the accounts of each participant would become fully vested and be distributed to participants as described above.

Transfers

During 2006, assets were transferred into the Plan as a result of plan mergers as detailed below:

Plan
Merger		Assets
Date		Transferred
1/1/2006	Global Securities Information, Inc. Profit Sharing Plan	$4,285,768
1/3/2006	BAR/BRI Profit Sharing Plan and Trust	39,590,779
11/1/2006	Elite Information Group, Inc. 401(k) Profit Sharing Plan	23,193,047

		$67,069,594

During 2006, assets were transferred from the Plan and merged into a 401(k) plan sponsored by the buyer of the American Health Consultants division of Thomson Healthcare Inc., as detailed below:

Date of		Assets
Transfer		Transferred
8/31/2006	Thompson Publishing Group, Inc. 401(k) Retirement Plan	$4,104,453

		$4,104,453

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
2.	Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Change in accounting principle

In December 2005, the Financial Accounting Standards Board (“FASB”) issued a Staff Position (“FSP”), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of fully benefit-responsive investment contracts and the presentation and disclosure of fully benefit-responsive investment contracts in plan financial statements. The FSP requires that investments in common/collective trusts that include benefit-responsive investment contracts be presented at fair value in the statement of net assets available for benefits and that the amount representing the difference between fair value and contract value of these investments also be presented on the face of the statement of net assets available for benefits. The FSP is effective for financial statements for annual periods ending after December 15, 2006 and must be applied retroactively to all prior periods presented. Accordingly, the Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006, and has restated the 2005 Statement of Net Assets Available for Benefits to present all investments at fair value, with the adjustment to contract value separately disclosed. The effect of adopting the FSP had no impact on the Plan’s net assets available for benefits or changes in net asset available for benefits, as such investments have historically been presented at contract value.

Recently issued accounting standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in the first quarter of 2008. The Plan is currently evaluating the statement’s impact on its financial statements.

Investment valuation and income recognition

The Plan’s investments in mutual funds and common shares are valued in units at fair value based on quoted market prices. The fair value per unit of investments in common/collective trusts is determined by each fund’s trustee based on the fair value of the underlying securities within that fund.

The Putnam Stable Value Fund (the “Putnam Fund”), a common/collective trust, primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. Accordingly, the Plan’s investment in units of the Putnam Fund is presented at fair value in the Statements of Net Assets Available for Benefits, with an adjustment to its contract value separately disclosed as provided in the FSP. The Putnam Fund’s reported fair value is determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”), as determined by that fund’s trustee and (b) the fair value of that fund’s investments in externally managed collective investment funds as determined by those

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
funds’ trustees. The Putnam Fund’s contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g., divestitures or spin-offs of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA). The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Participant loans are valued at cost less principal repayments, which approximates fair value. Purchases and sales of shares in the investment funds are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Administrative expenses

Administrative expenses of the Plan are either paid directly by the Company or are funded utilizing Plan forfeitures. Administrative expenses paid by the Company are not reflected in the accompanying financial statements. Administrative expenses paid out of the forfeitures account have been reflected in the accompanying financial statements. Loan origination fees are paid by the participant through a deduction from his/her respective account, and are recorded upon issuance of the loan. Loan maintenance fees are paid by the participant through a quarterly deduction from his/her respective account.

During 2005, the Plan changed from a bundled approach for Plan administration fees, whereby such fees had been included as reductions to the fund investment income, to an unbundled approach, whereby fees are generally paid directly by the participant through a quarterly deduction from his/her respective account.

Benefit payments

Benefits are recorded when paid.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

Risks and uncertainties

The Plan provides for investments in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits, and the Statement of Changes in Net Assets Available for Benefits.

3.	Description of Investment Options

Participants in the Plan may elect to invest in any of the following investment options:

BGI LifePath Retirement Portfolio

This is a diversified portfolio, consisting of stock, bonds and money market funds, whose investment mix is actively managed based on a projected retirement in the near future.

BGI LifePath 2040 Portfolio

This is a diversified portfolio, consisting of stock, bonds and money market funds, whose investment mix is actively managed based on a projected retirement date of approximately 2040.

BGI LifePath 2030 Portfolio

This is a diversified portfolio, consisting of stock, bonds and money market funds, whose investment mix is actively managed based on a projected retirement date of approximately 2030.

BGI LifePath 2020 Portfolio

This is a diversified portfolio, consisting of stock, bonds and money market funds, whose investment mix is actively managed based on a projected retirement date of approximately 2020.

BGI LifePath 2010 Portfolio

This is a diversified portfolio, consisting of stock, bonds and money market funds, whose investment mix is actively managed based on a projected retirement date of approximately 2010.

AllianceBernstein Value Fund

The fund invests in a diversified portfolio of equity securities of U.S. companies with relatively large market capitalizations that the fund advisor believes are undervalued.

BGI Active International Equity Fund

The fund invests in a diversified portfolio of foreign companies and allocates actively among countries and currencies.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
Goldman Sachs Structured Small Cap Equity Fund

The fund invests primarily in a diversified portfolio of equity investments in small-capitalization U.S. issuers, including foreign issuers that are traded in the United States.

PIMCO Real Return Fund

The fund invests primarily in inflation-linked bonds, including those issued by the U.S. treasury, other government and quasi-government agencies, corporations and foreign governments.

Vanguard Developed Markets Index Fund

The fund seeks to track the Morgan Stanley Capital International Europe, Australasia, Far East (“MSCI EAFE”) Index by allocating its assets between the Vanguard European Stock Index Fund and the Vanguard Pacific Stock Index Fund based on each region’s weighting in the MSCI EAFE Index.

Vanguard Total Bond Market Index Fund

The fund seeks to track the Lehman Brothers Aggregate Bond Index (“Lehman Index”). At least 80% of the fund’s assets are in bonds held in the Lehman Index, which invests in investment-grade, taxable, fixed-income securities in the U.S., including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities. All have maturities of more than one year.

PIMCO Total Return Fund

The fund invests primarily in a diversified portfolio of investment-grade, fixed-income securities of varying maturities.

T. Rowe Price Blue Chip Growth Fund

The fund invests primarily in common stocks of large- and mid-capitalization blue-chip companies.

Vanguard Institutional Index Fund

The fund invests primarily in the stocks of large U.S. companies included in the Standard & Poor’s 500 Index.

Vanguard Extended Market Index Fund

The fund invests in the stocks of small and medium-sized U.S. companies.

Putnam Stable Value Fund

The fund primarily invests in investment contracts or similar investments issued by insurance companies, banks and similar financial institutions.

Thomson Stock Fund

The fund invests in common shares of The Thomson Corporation.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
4.	Investments

Investments held by the Plan at December 31, 2006 and 2005 were as follows:

	At December 31,
	2006	2005
Interest in common/collective trust that holds investments in fully benefit-responsive insurance contracts
Putnam Stable Value Fund (contract value - $246,658,064 and $229,962,673, respectively)	$246,344,024	$229,897,238

	246,344,024	229,897,238

Interest in other common/collective trusts
BGI LifePath 2020 Portfolio	473,136,854	430,492,862
BGI LifePath 2030 Portfolio	410,373,737	341,839,613
BGI LifePath 2010 Portfolio	238,218,414	242,626,145
BGI LifePath 2040 Portfolio	104,259,970	63,040,340
BGI LifePath Retirement Portfolio	60,839,445	64,709,262
BGI Active International Equity Fund	57,178,481	25,773,162

	1,344,006,901	1,168,481,384

Total common/collective trusts	1,590,350,925	1,398,378,622

Interest in registered investment companies
Vanguard Institutional Index Fund	88,074,541	42,125,499
T. Rowe Price Blue Chip Growth Fund	80,570,631	60,452,834
Vanguard Developed Markets Index Fund	76,825,298	43,556,175
AllianceBernstein Value Fund	63,262,085	37,342,409
Vanguard Extended Market Index Fund	57,115,140	44,405,722
Goldman Sachs Structured Small Cap Equity Fund	51,166,369	35,489,871
PIMCO Total Return Fund	28,720,560	22,405,521
PIMCO Real Return Fund	17,846,125	17,374,613
Vanguard Total Bond Market Index Fund	13,606,089	10,925,996

Total registered investment companies	477,186,838	314,078,640

Employer-related investments
Thomson Stock Fund	32,540,941	20,567,121

Total employer-related investments	32,540,941	20,567,121

Total investments at fair value	$2,100,078,704	$1,733,024,383

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
The following investments represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005:

	At December 31,
	2006	2005
BGI LifePath 2020 Portfolio, 38,310,680 and 39,676,761 units, respectively	$473,136,854	$430,492,862
BGI LifePath 2030 Portfolio, 32,135,778 and 31,048,103 units, respectively	410,373,737	341,839,613
Putnam Stable Value Fund, 246,658,064 and 229,962,673 units, respectively (contract value - $246,658,064 and $229,962,673, respectively)	246,344,024	229,897,238
BGI LifePath 2010 Portfolio, 20,170,907 and 22,760,426 units, respectively	238,218,414	242,626,145
Investment income of the Plan for the year ended December 31, 2006 was as follows:

Year ended
December 31, 2006
Net appreciation in fair value of investments	$214,040,787
Interest and dividends	27,293,026

Total investment income	$241,333,813

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $214,040,787, as follows:

Year ended
December 31, 2006
Common/collective trusts	$167,430,895
Mutual funds	42,241,797
Thomson Stock Fund	4,368,095

Net appreciation in fair value of investments	$214,040,787

5.	Income Tax Status

The Internal Revenue Service has determined and informed management by a letter dated September 26, 2002, that the Plan, as then in effect, was designed in accordance with the applicable sections of the IRC. Although the Plan has been amended subsequent to the receipt of the latest determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of investments at fair value per the financial statements to the Form 5500 at December 31, 2006 and 2005:

	At December 31,
	2006	2005
Investments, at fair value, per the financial statements	$2,100,078,704	$1,733,024,383
Adjustments from fair value to contract value for interest in investment company that holds investments in fully benefit-responsive insurance contracts	314,040	65,435

Investments per the Form 5500, Schedule H, Part I (lines 1c(9), 1c(13), and 1d(1))	$2,100,392,744	$1,733,089,818

The following is a reconciliation of total assets per the financial statements to the Form 5500 at December 31, 2006 and 2005:

	At December 31,
	2006	2005
Total assets	$2,139,638,367	$1,772,233,710
Adjustment from fair value to contract value for interest in investment company that holds investments in fully benefit-responsive insurance contracts	314,040	65,435

Total assets per the Form 5500, Schedule H, Part I (line 1f)	$2,139,952,407	$1,772,299,145

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006 and 2005:

	At December 31,
	2006	2005
Net assets available for benefits per the financial statements	$2,139,566,633	$1,772,041,419
Amounts allocated to withdrawing participants	(289,055)	(832,743)

Net assets available for benefits per the Form 5500, Schedule H, Part I (line 1(l))	$2,139,277,578	$1,771,208,676

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006 to the Form 5500:

Year ended
December 31, 2006
Benefits paid to participants per the financial statements	$(156,229,878)
Less: Amounts allocated to withdrawing participants at December 31, 2005	832,743
Add: Amounts allocated to withdrawing participants at December 31, 2006	(289,055)

Benefits paid to participants per the Form 5500, Schedule H, Part II (lines 2e(4), 2f and 2g)	$(155,686,190)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006, but were not yet paid as of that date.

7.	Related Party Transactions

One of the Plan investments is a common/collective trust managed by an affiliate of Mercer. Mercer is the trustee as defined by the Plan.

Plan administration fees paid to Mercer for the year ended December 31, 2006 were approximately $2,290,000, of which approximately $1,833,000 was paid directly by the participants of the Plan to Mercer and approximately $457,000 of which was a component of investment fees charged by certain fund families and remitted to Mercer pursuant to agreements with Mercer. These investment fees are reductions to the funds’ investment income.

As of December 31, 2006 and 2005, the Plan held common shares of The Thomson Corporation valued at $32,540,941 (785,257 shares) and $20,567,121 (594,428 shares), respectively.

The employees of Jane’s Information Group (“Jane’s”), a business unit sold in April 2001 by The Thomson Corporation to its principal shareholder, The Woodbridge Company Limited, continue to participate in the Plan. Jane’s matches the contributions of its employees in accordance with the provisions of the Plan (see Note 8). As of December 31, 2006, less than 1% of the Plan’s assets were held by current and former employees of Jane’s who are participants of the Plan.

8.	Subsequent Events

In October 2006, The Thomson Corporation announced its intention to sell the remainder of its Thomson Learning business via three independent processes, each on its own schedule. On May 11, 2007, The Thomson Corporation announced that it had signed definitive agreements with funds advised by Apax Partners and OMERS Capital Partners under which such funds will acquire the higher education, careers, and library reference assets of Thomson Learning. The transaction is expected to close in the third quarter of 2007 and is subject to regulatory approvals and other customary closing conditions. On May 14, 2007, The Thomson Corporation completed the sale of

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005
NETg. The Thomson Corporation is also in the process of selling its Prometric business and expects such sale to close in 2007.

Upon the closing of each of these transactions, the participants who are employees of these businesses cease accruing benefits under the Plan. In accordance with Plan provisions discussed in Note 1, their vested account balances may subsequently be distributed, directly rolled over into an IRA or another qualified Plan sponsored by a new employer, or may remain in the Plan, as applicable.

As of December 31, 2006, approximately 12% of the Plan’s assets were held by participants who were active employees of these businesses.

On May 31, 2007, all Jane’s participants ceased accruing benefits under the Plan.

The Thomson 401(k) Savings Plan
Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2006
Supplemental Schedule I

	Description of
Identity of issuer	investment	Cost	Current value
BGI LifePath 2020 Portfolio	Common/collective trust	**	$473,136,854
BGI LifePath 2030 Portfolio	Common/collective trust	**	410,373,737
Putnam Stable Value Fund	Common/collective trust	**	246,344,024	***
BGI LifePath 2010 Portfolio	Common/collective trust	**	238,218,414
BGI LifePath 2040 Portfolio	Common/collective trust	**	104,259,970
Vanguard Institutional Index Fund	Open-end mutual fund	**	88,074,541
T. Rowe Price Blue Chip Growth Fund	Open-end mutual fund	**	80,570,631
Vanguard Developed Markets Index Fund	Open-end mutual fund	**	76,825,298
AllianceBernstein Value Fund	Open-end mutual fund	**	63,262,085
BGI LifePath Retirement Portfolio	Common/collective trust	**	60,839,445
BGI Active International Equity Fund	Common/collective trust	**	57,178,481
Vanguard Extended Market Index Fund	Open-end mutual fund	**	57,115,140
Goldman Sachs Structured Small Cap Equity Fund	Open-end mutual fund	**	51,166,369
Thomson Stock Fund*	Common stock fund	**	32,540,941
PIMCO Total Return Fund	Open-end mutual fund	**	28,720,560
PIMCO Real Return Fund	Open-end mutual fund	**	17,846,125
Vanguard Total Bond Market Index Fund	Open-end mutual fund	**	13,606,089

Total investments at fair value			2,100,078,704

Adjustment from fair value to contract value for fully benefit-responsive investment contracts			314,040

Total investments, as adjusted			2,100,392,744

Participant Loans*	Loans to participants (maturities range from 2007 to 2035; interest rates range from 5% to 10.75%)	**	39,427,108

Total assets held for investment purposes			$2,139,819,852

*	Party-in-interest.

**	Cost information is not required for participant directed investments and participant loans and, therefore, is not included.

***	Fair value, with adjustment to contract value below.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE THOMSON 401(k) SAVINGS PLAN
By:	/s/ John J. Raffaeli, Jr.
	Name:	John J. Raffaeli, Jr.
	Title:	Senior Vice President, Human Resources, The Thomson Corporation and Member of the Administrative Committee (Plan Administrator) for The Thomson 401(k) Savings Plan

Date: June 11, 2007

EXHIBIT INDEX

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm